Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,563	9,527	9,542	9,511
Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	5	5	18	17

Shares used in the computation of basic earnings per common share	9,568	9,532	9,560	9,528
Adjustment to reflect dilution from common stock equivalents	30	24	31	26

Shares used in the computation of diluted earnings per common share	9,598	9,556	9,591	9,554

Net income available for common shares	$82,227	$19,647	$225,810	$152,582

Basic earnings per common share	$8.59	$2.06	$23.62	$16.01

Diluted earnings per common share	$8.57	$2.06	$23.54	$15.97